INVEST IN TROOV

"Meet someone special doing what you love" - A groundbreaking activity-based, AI-powered meetup app



troov.app Austin, TX



Highlights

1. A meetup app where users can propose one-on-one activity ideas and match based on shared passions
2. Fully functional beta product (download link below)
3. Partnering with local businesses to provide discounts and promotional activities for troov users
4. Founder has previously built AI consumer-facing products that reached millions of customers online
5. Our existing software architecture can support over 40,000 daily active users from Day 1
6. Experienced team with over 30 years of cumulative software development experience
7. Troov trademark filed and protected under Class 9

Featured Investor

Victor Ratiu
Syndicate Lead

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Invested $10,000



Troov Wefunder Lead Investor Pitch
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"I've known Dustin for many years. He's got that rare one-two punch of someone with a deeply philosophical desire to change the world around him, plus a proven ability to actually get things done and get them done right."

Watch Full Interview

Our Team



Dustin Godevais   Founder & CEO

AI Consultant, Ex Senior Machine Learning Engineer at Attentive Mobile, Ex VP at Goldman Sachs, New York University M.Sc. Data Science



Andrew Watkins   Technical Advisor

Principal Solutions Architect at AWS, Ex VP of Engineering at HowAboutWe, Ex VP at Goldman Sachs, Ex VP of Engineering at BuildOps, Ex CTO at Academia.edu, Stanford University Computer Science



Ashley Godevais   Product Advisor

Harvard MBA, Ex PM @ AWS, Ex Senior Global Strategy Analyst @ PepsiCo



Cameron Mulhern   iOS Advisor

iOS Dev @ Google, Ex Foursquare, Ex Live



Bailey Hinners   Marketing and Videography Contractor

George Washington University B.A. Business and Psych



Levon Arakelyan   Dev Contractor

Over 10 years of experience building iOS Apps, Yerevan State University B.A. Mathematics



Shanze Gillani   UX Contractor

National College of Arts B.A. Visual Communication

Invest in transforming virtual connections into real-life adventures with troov





"Meet someone special doing what you love"

www.troov.app

What is troov?



A meetup app where users can propose *one-on-one activity ideas* transforming online connections into **real-world experiences** centered around **shared passions.**



What problem is troov solving?

Our existing social platforms and digital products are NOT effective at building meaningful connections.









According to Meetup's own data, people are increasingly "prioritizing connections both **romantic AND friendly.**"



How does troov solve this problem?

Our AI-powered



recommendation system discovers shared passions among like-minded users.

By proposing a one-on-one activity with a time and place, our users find common ground before they even meet up.



Location
Short term Dating
Pick Date and Time
Natalie, 25
See details
Your Troov has been successfully posted!

Troov app beta tester testimonials





Troov App Beta Tester Testimonials
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Create an account

Sign up for our beta at

troov.app

Total addressable market (U.S. only)



Troov's TAM Potential = Premium Subscription Revenue + Event/Activity Affiliate Marketing Revenue + Anonymized Location Data Intelligence

Premium subscriptions:

- Revenue in U.S. Online Dating market is projected to reach $1.39bn in 2024 [1]

Affiliate marketing for ticketed events/activities:

- Eventbrite net revenue of $326.1 million, up 25% year over year off of *$3.5 billion in ticket sales* [2]
- Groupon had revenue of $514.9M in the twelve months ending March 31, 2024 [3]

****Anonymized & aggregated location data services:***

- Foursquare's estimated annual revenue is currently $147.8M per year [4]

* We are committed to **never selling any data** which could be used to identify an individual user or their personally identifiable attributes



Match Group Revenues [5]

Total Revenue ($M)
Breakdown of Total Revenue ($M)

(1) Statista Online Dating (2) *Fiscal Year 2023 Financial Results* (3) WSJ (annual results) (4) growjo forecast (5) Letter To Shareholders

Why are we raising money now?

Troov relies on a two-sided social exchange:

1) people *creating* troovs
2) people *joining* troovs

In order to make the launch successful, we are looking for some initial funding to kick start both sides.



- **Raise marketing funds to establish benchmark app metrics which will enable us to attract future VC investment:**

Metric	Target
Cost per install	< $5
Cost of user acquisition (profile registration)	< $20
Registration funnel drop off	< 80%
Daily Active Users / Registered Users	> 20%
D.A.U. / Monthly Active Users or "stickiness"	>15%
D7/D30/D90 Retention	> 40%/30%/25%
Net Promoter Score (NPS)	> +50

- **Scale our technology infrastructure to handle higher loads as the volume of daily active users increases.**

Use of funds projection ($125k budget)



Ongoing Development Work 14.5%
Technology Infrastructure 8.6%
Operations & Legal 19.5%
Marketing 57.4%

Marketing strategies & channels

Traditional marketing:

- Influencer partnerships (lifestyle and dating)
- Street/guerilla marketing (launch parties, "create a troov for swag," etc)
- Instagram and Facebook ads
- Austin-based, small-business partnerships (already in talks with local businesses to provide discounts and promotional activities for troov users)

In-app features:

- Weekly troov competition and prize draws (most adventurous troov, etc)
- Troov referral credits (see app screenshot)
- Share troov location with friends feature for safety purposes



Refer To Your Friends

Win a $25 gift card simply by referring 3 people around you!

Copy the link below and share it with your friends to win the gift card.

2 persons invited, 1 more to go!

https://troov.com/refer/j8uRs...   Copy

MARKETING PERSONAS

The following six personas identify our **key audience groups** that will be used to target our audience segments for paid marketing efforts

1	2	3
***Just Arrived** Recently moved to a new city & seeking out new friends	***Hates Dating Apps** Fatigued by existing dating apps & looking for partners that align with their interests	***Adventurer** Always looking for new experiences based off of ever-changing interests

4	5	6
Bored Friend Seeks out new interests in which their existing friend group isn't participating in	**Moving On** Entering a new stage of life where interests are changing	**Socially Anxious** Possess elevated social anxiety around public postings or interactions in large group settings

*primary personas at launch

Persona 1: Just Arrived
Potential Messaging

MEET SOMEONE WHO LOVES __________ AS MUCH AS YOU DO

Moving to a new city is scary, meeting fun new people shouldn't be!

Find a

- Cycling partner
- Cooking sous-chef
- French tutor
- Rock climbing enthusiastic
- Concert buddy
- Movie buff
- And many more...

Persona 2: Hates Dating Apps
Potential Messaging

~~WE MET ON A DATING APP~~
WE MET DOING SOMETHING WE BOTH LOVE

You never have to tell anyone "we met on a dating app". Instead, we met...

- While paddle boarding
- At Eeyore's birthday party
- At a phish cover band concert
- Howling at the moon at Barton Springs
- At Deep Eddy's
- At Comedy Mothership
- On the south congress bat bridge
- At chicken sh*t bingo
- At the Zilker Park drum circle
- On a taco tour
- And many more...

Monetization strategies (premium subscription features)



Troov Premium - Popup
9:41
Discover
STS Steel Inc
troov Premium
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1 Troov creator boosts per month
5 Request message boosts per month
Unlimited Request Extensions
Enhanced Personalization Filters
Unlimited Location Changes
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Distance
26 km
Availability
None
Cost
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Boosted Troov | Boosted Message | Extend Troov



9:41
Discover
124 Troovs found
Let's go for a morning run around central park!
Ellen, 25
Undergraduate
Architect
Any dog lovers in the house?
Mike, 31
There's a new exhibit at the MET
Allison, 28
Designer
Send an opening message to Jessica. She has 24 hours to respond or the chat will go away.
Hey I'm a sky diving instructor and I can definitely show you some pointers :)
Send Message
Confirmed
My Pick
Their Pick
Today, Friday 4 Nov
Ellen
Wednesday 9 Nov
Shrooms In The Forest!

Monetization strategies (affiliate marketing)

Search on map









Discover - Map View
9:41
Choose the location
STS Steel Inc
Peek St
Nott St
Jackson's Garden
Union College
coffee|
AD
Tim Hortons
The best coffee place to hangout
24/7
Central Park
Discounts Available
Coffee Bean and Tea Leaf
1030 Washington St, San Francisco
Coffee Nostra
1030 Washington St, San Francisco
Discover - Map View
9:41
coffee|
AD
Tim Hortons
The best coffee place to hangout
24/7
Central Park
Discounts Available
Coffee Bean and Tea Leaf
1030 Washington St, San Francisco
Coffee Nostra
1030 Washington St, San Francisco
Coffee Shop
1030 Washington St, San Francisco
Coffee Craze
1030 Washington St, San Francisco
Coffee Maniac
1030 Washington St, San Francisco
Coffee n Tea
1030 Washington St, San Francisco

Search Troovs

Search
9:41
Search
Type something in the search field to find results
Find activities near you!
Trending tags:
Comedy
Game Night
Friendship
Adventure
Family Oriented
Search
9:41
comedy club
2 troovs found
Dave Chappelle coming to your city
I love comedy
Ellen, 28
Undergraduate
Designer
Pop up comedy show in town next week
Jake, 31

Troov Activity

Create Troov
9:41
Create Troov
The Weekend Concert
Grab your tickets at exclusive discounts
Watch a Movie
Attend a concert
Have a lovely dinner
Star gazing by the ocean



More suggestions

Troov community trust & safety

- We are leveraging ChatGPT as a content policy moderator so **users can receive feedback in real time** that their proposed troov meets our community guidelines.
- We detect any content that is illegal, harmful, threatening, abusive, harassing, defamatory, vulgar, obscene, etc.
- Following user insights, *particularly from our female testers*, we've enhanced privacy by introducing a feature that **conceals a Troov's exact location.**
- Badges indicating if users are verified.



Create Troov
Pick Date and Time
Add Location
Preview
Discover
Comedy Night in Greenwich Village
See details

Interview with our lead investor



Troov Wefunder Lead Investor Pitch
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Victor Ratiu
Watch on YouTube

What is a lead investor?



- Decides if they want to invest on the same terms as those offered on Wefunder.
- Advises Wefunder on signing of documents on behalf of all investors on Wefunder, such as SAFEs converting to equity, follow-on financing authorizations, acquisitions, or any other corporate action. These are the same documents a Lead signs for their personal investment.
- The Lead Investor directs the voting power of all Wefunder investors and can take other actions on behalf of investors.
- They are not a family member or other obvious conflict of interest.

SAFE round valuation scenarios

Wefunder scenario	New investment	Pre-money valuation	New Investor Ownership	Wefunder Ownership	Wefunder ROI (post priced round)	~ Wefunder ROI ($65 million exit)	~ Wefunder ROI ($250 million exit)
$265,000	$1,000,000	$7,500,000	11.77%	8.46%	2.71x	20.74x	79.77x
$265,000	$1,500,000	$10,000,000	13.04%	8.33%	3.61x	20.38x	78.37x
$265,000	$2,000,000	$10,000,000	16.67%	7.99%	3.57x	19.34x	74.4x
$265,000	$2,500,000	$15,000,000	14.29%	8.22%	5.39x	20.02x	77.01x

Source: Carta SAFE and Convertible Note Calculator based on current cap table structure with **$2.5 million valuation cap** and **30% discount**



SAFE Round Size vs. Median Valuation Cap
35
30
25
$29M

rate.



~ Note these exit valuation scenarios do NOT account for additional dilutive raises

Median Valuation C
20
15
10
5
0
$5.5M
$7M
$9M
$12M
< $250K
250K – 499K
500K – 999K
1M – 2.4M
2.5M – 4.9M
> $5M
SAFE Round Size

Note: future projections are not guaranteed.

Potential Exit Strategies: Acquisition

A larger dating app like Bumble or Match Group could be interested in acquiring Troov. Here are some of the companies they've already recently purchased:

Bumble:

- Official (Newel Corp): The acquisition cost was approximately $10 million in cash. This acquisition occurred on April 26, 2023 (368,000 couples and is available in 45 countries.)
- Fruitz: Purchase price approximately $75.4 million, $72.275 million cash consideration and a fair value of contingent earn-out liability of $3.1 million. This acquisition took place on January 27, 2022 (downloaded 5.6 million times globally)
- Bumble's 2023 Average revenue per paying user (ARPPU) is ~$23.03 on 3.7 million paying users per quarter.
- "The company said during its first-quarter earnings call on Wednesday that it plans to use M&A "opportunistically" to help it better prioritize inorganic growth." (source)

Match Group:

- Oct 27, 2022 - The Fresh New Group (Provider of an online dating platform based on similar interests - Acqui-Hired)
- Jul 13, 2022 - The League. Net of cash received, was "$29.9 million, of which $25.7 million was paid in cash on the acquisition date and $4.2 million was deferred cash consideration that remains payable (2.6 million matches in 2023)

Bending Spoons:

- In January it agreed to buy the digital assets of Mosaic Group, a mobile software subsidiary of IAC (IAC.O), opens new tab, and Meetup, a social network with 60 million members used to organise in-person and virtual events and gatherings.

MyPostcard:

- Acquires PenPal in 2023

Note: future projections are not guaranteed.

Technology Platform Architecture



Elastic Beanstalk
docker
HTTPS
Open API Specification
Swagger
node
Cache
Get App Data
Firebase
Store Image Data
S3
OAuth 2.0 Token Exchange
auth0 by Okta
Validate Token
Image Moderation
AWS Rekognition API
Troov Content Moderation & Content Suggestions
ChatGPT

Our trademark is filed...

troov™

Jennifer A. Martingano
March 22, 2024, 3:13 PM
RE: Troov Inc./Reporting filing of New U.S. application for "TROOV" in Class 9 in the United States
To: Dustin Godevais, Cc: Jared M. Sorin, Trademarks, Peter J. Willsey
Details

RE: U.S. Trademark Application for "TROOV"
Application No.:
Our Ref.:

Dear Dustin,

Thanks for e-signing the "TROOV" U.S. intent-to-use trademark application. We are pleased to report that we filed the application with the USPTO today, and it has been accorded Application Serial No. _____ As you know, the application covers the following goods:

Class 9 – "Downloadable mobile computer software application that enables users to post and join recreational, social and business networking activities."

- Our lawyers at Brown Rudnick confirm that the French company which owns www.troov.com has not filed in the United States and thus our claim to the trademark would take precedence.
- The "Troov Energy Drink" (www.drinktroov.com) is not similar enough in category to pose a risk from a trademark infringement perspective.

trⲟⲟv™

"Meet someone special doing what you love"

Contact Info: support@troov.app
Website: www.troov.app